June 10, 2024

VIA EDGAR

Office of Registration and Reports
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0505

RE: Andalusian Credit Company, LLC
File No. 814-01670

Ladies and Gentlemen:

On behalf of Andalusian Credit Company, LLC (the "Company"), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), are the following documents:

1. A copy of an amendment to the Company's Fidelity Bond (the "Bond"); and

2. A Certificate of the Secretary of the Company containing the resolutions approved on June 6, 2024 by a unanimous written consent of the Board of Managers of the Company, including a majority of the managers who are not "interested persons" of the Company, as defined by Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the Bond.

Premiums will be paid for the period beginning June 7, 2024 and ending November 13, 2024.

Please contact me at (646) 989-4074 if you have any questions.


Sincerely,

/s/ Terrence W. Olson
Terrence W. Olson

Chief Financial Officer

Andalusian Credit Company, LLC


Certificate of the Secretary

The undersigned, Carlos Zuniga, Secretary of Andalusian Credit Company, LLC, a Delaware limited liability company (the "Company"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of the Company's fidelity bond (the "Bond") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, has custody of the corporate records of the Company, and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a certified copy of the resolutions approved by a majority of the managers who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Bond.

4. Premiums will be paid for the period beginning June 7, 2024 and ending November 13, 2024.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 10th day of June, 2024.

/s/ Carlos Zuniga

Carlos Zuniga

Secretary

Andalusian Credit Company, LLC

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17g-1(a) thereunder, require a business development company, such as Andalusian Credit Company, LLC (the "Company"), to provide and maintain a bond issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the Company who may singly, or jointly with others, have access to the securities or funds of the Company, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "covered person"); and

WHEREAS, Rule 17g-1 under the 1940 Act ("Rule 17g-1") specifies that the bond may be in the form of: (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a "single insured bond"), or (iii) a bond which names the Company and one or more other parties as insureds (a "joint insured bond"), as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of the managers who are not "interested persons" (as defined in the 1940 Act) of the investment company (the "Independent Managers") approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to all relevant factors, including, but not limited to, the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company; and

WHEREAS, under Rule 17g-l, the Company is required to make certain filings with the Securities and Exchange Commission and give certain notices to each member of the Board of Managers (the "Board") in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, the Board has considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and has agreed that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Chubb Insurance Company of New Jersey with an aggregate coverage in the amount of $5,000,000 would be appropriate; and

WHEREAS, the Board previously approved the Company's single insured bond, which provides bond coverage for the officers and employees of the Company in the amount of $5,000,000 (the "Fidelity Bond"); and

WHEREAS, the Board has reviewed a copy of the draft amendment, including consideration of the pro rata premiums contemplated therein, to the Fidelity Bond, which would extend the coverage period from June 7, 2024 to November 13, 2024 (the "Fidelity Bond Amendment").

NOW, THEREFORE, BE IT RESOLVED, the Board, including a majority of the Independent Managers, hereby adopts and approves in all respects the Fidelity Bond Amendment, in substantially the form provided to the Board, with such modifications as any authorized officer shall, with the advice of counsel, approve, such approval to be conclusively evidenced by the execution and delivery thereof; and be it further

RESOLVED, that the authorized officers be, and each of them hereby is, authorized and empowered to execute and deliver, in the name of the Company and on its behalf, the Fidelity Bond Amendment; and be it further

RESOLVED, that the Chief Financial Officer of the Company be and hereby is designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

CHUBB®

AMEND BOND PERIOD ENDORSEMENT

Named Assured ANDALUSIAN CREDIT COMPANY, LLC			Endorsement Number 1
Bond Number J06318447	Bond Period 06-07-2023	to 06-07-2024	Effective Date of Endorsement June 7, 2024
Issued By Chubb Insurance Company of New Jersey			

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR ASSET MANAGERS

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Item 1 of the Declarations and replacing with the following:

Item 1.   Bond Period: From: June 7, 2023
                              To: November 13, 2024
                              At 12:01 A.M. local time at the Address of **Assured**.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative